Exhibit 99.1

China Finance Online Announces Management Changes

BEIJING, May 25, 2021 /PRNewswire/ -- China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese individual investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced the following changes to its board of directors (the “Board”) and senior management.

Mr. Zhiwei Zhao has resigned from his position as the Chief Executive Officer of the Company (the “CEO”) and Dr. Z. James Chen has been appointed as the CEO, effective as of May 24, 2021. Mr. Zhao continues to serve as a director and the Chairman of the Board. Concurrently with the appointment of the CEO, Dr. Chen becomes our executive director and will step down as the chairman of the audit committee of the Board (the “Audit Committee”).

Ms. Ying Zhu has been appointed as the Chief Financial Officer of the Company, effectively as of May 24, 2021. Ms. Zhu served as our Acting Chief Financial Officer since December 2019.

Ms. Xin Yue Jasmine Geffner has been appointed as an independent director of the Board, effective as of May 24, 2021. Ms. Geffner will serve as the chairman of the Audit Committee and the Board has determined that she qualifies as the financial expert of the Audit Committee.

Mr. Jun Wang has resigned as a director of the Company due to personal reasons, effective as of May 18, 2021.  Mr. Wang has confirmed that he has no disagreement with the Board and that there are no matters relating to his resignation which need to be brought to the attention of the shareholders of the Company.

Dr. Z. James Chen has served as our director since June 2015. He served as the chief executive officer and the chief financial officer of Origin Agritech from 2018 to 2020 and from 2012 to 2016. Dr. Chen’s previous professional experience includes the Chief Financial Officer of Yunji Inc., a fast-growing e-commerce business, investment manager at the Abu Dhabi Investment Authority (ADIA), and senior equity analyst positions at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his MBA degree from New York University. Dr. Chen has a professional designation of Chartered Financial Analyst (“CFA”) and is a member of American Institute of Certified Public Accountants. Dr. Chen also serves as the legal representative for Beijing Baofeng Youping Limited and the chairman of Supervisory Board of Zhejiang Jitai New Materials Limited.

Ms. Xin Yue Jasmine Geffner, 49, has been the Chief Financial Officer of Dorsett Hospitality International Services Limited, a company listed on the Hong Kong  Stock Exchange (HKSE: 0035) since February 2019. She led the IPO of GreenTree Hospitality Group Limited on New York Stock Exchange (NYSE: GHG) in March 2018 and served as its Chief Financial Officer from October 2017 to December 2018. Prior to that, Ms. Geffner served as vice president in charge of corporate finance and development in LeEco Asia Pacific from October 2016 to August 2017. She was an independent director of AG Semiconductor (Hong Kong) Ltd. from April 2013 to April 2017. From August 2014 to March 2016, she served as the Chief Financial Officer of Carnival Group International Holdings Limited (HKSE: 0996). From November 2008 to January 2011, she served as a director of corporate and institutional banking in ANZ Hong Kong. From March 2005 to February 2008, she worked for HSBC as head of China business development and as a vice president of the consumer and retail group in New York. Ms. Geffner received a bachelor’s degree in international marketing and finance from the City University of New York in February 1994 and an MBA degree from the Stern School of Business in New York University in September 1997. She is a Certified Public Accountant in Washington State, USA as well as Hong Kong. She is also a CFA charter holder.

Ms. Ying Zhu joined our company in July 2010 and has served as our Director of Investor Relations, Director of Strategy, Assistant to Chairman, Head of President Office and the Acting Chief Financial Officer. She also serves as Vice President of Rifa Securities Limited in Hong Kong. Ms. Zhu obtained her Master of Law and Bachelor of

Economics majoring in Finance from International Business School of Beijing Language and Culture University. Ms. Zhu has been awarded HKSI Institute Specialist Certificates on Securities, Futures and Asset Management.

The Board is thankful for Mr. Wang’s long-term services and significant contributions to the Company and wishes him the best in his future endeavors. The Board is confident that the Company will be able to drive its business growth under the continued leadership of Mr. Zhao, Dr. Chen and Ms. Zhu, with the addition of Ms. Geffner’s valuable expertise and experience.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese individual investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers.  The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China.  In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China.  Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions.  China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  The statements contained herein reflect management’s current views with respect to future events and financial performance.  These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, this release contains the following forward-looking statements regarding:

•	liquidity and sources of funding, including our ability to continue operating as a going concern;
•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, substantial doubt about ability to continue as a going concern, the outbreak of COVID-19 or other health epidemics in China or globally, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China’s high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income.  Furthermore, we have recurring losses from operation and inability to generate sufficient cash flow to meet our obligation and sustain our operations and face uncertainty as to the operation impact of the COVID-19 outbreak, that raise substantial doubt about our ability to continue as a going concern.  Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”.  The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online

+86-10-8336-3100

ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com